

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2024

Leon O. Moulder, Jr.
Chief Executive Officer
Zenas BioPharma, Inc.
1000 Winter Street
North Building, Suite 1200
Waltham, MA 02451

Re: Zenas BioPharma, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted June 14, 2024
CIK No. 0001953926

Dear Leon O. Moulder:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary
Our Obexelimab Program, page 2

1. We note your response to prior comment 1. We also note that disclosure in this section continues to state obexelimab was well tolerated in five completed clinical trials including trials that used intravenous infusion for the delivery of your product candidate. Please balance this statement by clarifying that you have observed serious adverse events in trials of obexelimab administered through intravenous infusion.

Leon O. Moulder, Jr.
Zenas BioPharma, Inc.
June 18, 2024
Page 2

   Please contact Li Xiao at 202-551-4391 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Chris Edwards at 202-551-6761 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Nicholas Roper, Esq.